Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

1.

GENERAL BACKGROUND. In accordance with Section 27 of the Rights Agreement between American Stock Transfer & Trust Company (the "Rights Agent") and Pennichuck Corporation ("Pennichuck"), as amended (the "Agreement"), which Agreement was originally adopted on April 20, 2000, Pennichuck desires to amend the Agreement to raise the percentage of beneficial ownership of common stock required to become an “Acquiring Person” under the Agreement from 10% to 15%, as detailed below.

2.

EFFECTIVENESS. This Amendment shall be effective as of August 15, 2006 (the “Amendment”) and all defined terms and definitions in the Agreement shall be the same in the Amendment except as specifically revised by this Amendment.

3.	REVISION. The paragraph in the Agreement in “Section 1. Certain Definitions” that defines “Acquiring Person” is hereby deleted in its entirety and replaced with the following:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of more than 15% of the Common Shares of the Company then outstanding but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, or (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan. Notwithstanding the foregoing, (1) no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to more than 15% of the Common Shares of the Company then outstanding; provided, however, that if a Person shall so become the Beneficial Owner of more than 15% of the Common Shares of the Company then outstanding by reason of an acquisition of Common Shares by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of an additional 1% of the outstanding Common Shares of the Company, then such Person shall be deemed to be an “Acquiring Person”; and (2) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to have become an “Acquiring Person” for any purposes of this Agreement.

4.	Except as amended hereby, the Agreement and all schedules or exhibits thereto shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of this 10th day of August, 2006.

PENNICHUCK CORPORATION	AMERICAN STOCK TRANSFER &
TRUST COMPANY, as Rights Agent

/s/ William D. Patterson	/s/ Joe Wolf
By: William D. Patterson	By: Joe Wolf
Title: Senior Vice President	Title: Vice President